Exhibit 16.1

U.S Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

We have reviewed the China Sky One Medical, Inc. Form 8-K dated December 17, 2007 and are in agreement with comments made in the first three paragraphs of Item 401 of such filing.

We have no basis to agree or disagree with the statements made in paragraph four of Item 401 of such filing.

/s/ Murrell, Hall, McIntosh & Co. PLLP

Murrell, Hall, McIntosh & Co. PLLP
Oklahoma City, Oklahoma
December 21, 2007